July 21, 2005


Mail Stop 4561

VIA U.S. MAIL AND FAX (720) 200-0381

Mr. Blair Merriam
Chief Executive Officer and Treasurer
Platina Energy Group, Inc.
4255 South Bannock Street
Englewood, CO  80110

Re:	Platina Energy Group, Inc.
Item 4.02 Form 8-K
Filed July 18, 2005
File No. 000-28335

Dear Mr. Merriam:

	We have reviewed your Item 4.02 Form 8-K for compliance with the form requirements and have the following comment(s).

1. Please amend your report to include the information required by
Item 4.02(a)(2) of Form 8-K, including an adequate description of the error discovered and the facts underlying the conclusion to the extent known to you at the time of filing.


*  *  *  *

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

	You should file an amendment to the Form 8-K in response to this comment on or before July 28, 2005. You may contact Josh
Forgione, at (202) 551-3431, or me, at (202) 551-3403, if you
have
questions.


							Sincerely,



Steven Jacobs
      Accounting Branch Chief

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Mr. Blair Merriam
Platina Energy Group, Inc.
July 21, 2005
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